                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 F O R M 11 - K


[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1998

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to



        Commission file number      000-18815       [Outlook Group Corp.]



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               OUTLOOK GROUP CORP.
                               1180 American Drive
                             Neenah, Wisconsin 54956

[PRICEWATERHOUSECOOPERS LOGO]


OUTLOOK GROUP CORP.
401(K) SAVINGS PLAN
FINANCIAL STATEMENTS AND REPORT
DECEMBER 31, 1998 AND 1997

[PRICEWATERHOUSECOOPERS LOGO]

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                                                            Page


Report of Independent Accountants                                             1

Statements of Net Assets Available for Benefits as of
   December 31, 1998 and 1997                                                 2

Statement of Changes in Net Assets Available for Benefits
   with Fund Information for the year ended December 31, 1998                 3

Notes to Financial Statements                                               4-6

Schedules Required by the Department of Labor
   Rules and Regulations:*

   Form 5500, Item 27(a), Schedule of Assets Held for Investment Purposes
      as of December 31, 1998                                                 7

   Form 5500, Item 27(d), Schedule of Reportable Transactions
      for the year ended December 31, 1998                                    8




* Other schedules required by the Department of Labor have been omitted because they are not applicable.

--------------------------
Consent of Independent Accountants Exhibit A

[PRICEWATERHOUSECOOPERS LETTERHEAD]


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Outlook Group Corp. 401(k) Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Outlook Group Corp. 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the schedules of assets held for investment purposes and reportable transactions is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP

Milwaukee, Wisconsin
April 2, 1999

OUTLOOK GROUP CORP. 401(k)SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------





                                                                    1998             1997
                                                               --------------  ----------------

Investments:
    At fair value:
      Outlook Group Corp. Common Stock Fund                   $  301,631             $  529,467
      American Balanced Income Fund                              654,422                646,013
      American Investment Company of America Fund              1,509,202              1,455,428
      American Washington Fund                                 1,075,984              1,191,717
      American New Perspective Fund                            1,011,023                960,437
      Participant loans                                           76,011                 35,740
                                                              ----------             ----------


                                                               4,628,273              4,818,802
                                                              ----------             ----------


    At contract value:
      Principal Financial Group Fixed
        Interest Plus Fund                                       962,382              1,187,696
                                                              ----------             ----------


         Total investments                                     5,590,655              6,006,498
                                                              ----------             ----------



Receivables:
    Employer's contribution receivable                            99,073                130,431
    Participants' contributions receivable                         2,822                 16,311
    Other receivable                                              36,636                     --
    Interest income                                                   89                245,129
                                                              ----------             ----------


         Total receivables                                       138,620                391,871
                                                              ----------             ----------


Cash and cash equivalents                                         24,843                 29,872
                                                              ----------             ----------


         Net assets available for benefits                    $5,754,118             $6,428,241
                                                              ==========             ==========


   The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(k)SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------



                                                                                                    AMERICAN
                                                                      OUTLOOK        AMERICAN      INVESTMENT      AMERICAN
                                                                     GROUP CORP.     BALANCED    CO. OF AMERICA   WASHINGTON
                                                                    COMMON STOCK    INCOME FUND       FUND           FUND
                                                                    ---------------------------------------------------------
Assets
Additions to net assets attributed to:
    Investment income
      Net appreciation (depreciation) in fair value of investments   $  (219,283)   $    44,307    $   273,389    $   170,005
      Interest and dividends income                                          154         30,733         35,300         21,538
                                                                     -----------    -----------    -----------    -----------
                                                                        (219,129)        75,040        308,689        191,543
                                                                     -----------    -----------    -----------    -----------

    Contributions:

      Participants'                                                       32,594         68,370        166,398        123,465
      Employer's                                                          12,566         24,108         56,913         41,702
                                                                     -----------    -----------    -----------    -----------
                                                                          45,160         92,478        223,311        165,167
                                                                     -----------    -----------    -----------    -----------

        Total additions                                                 (173,969)       167,518        532,000        356,710
                                                                     -----------    -----------    -----------    -----------

Deductions
Deductions from net assets attributable to:
    Benefits paid to participants                                         40,531        209,449        633,337        567,181
    Administrative expenses                                                  478          1,048          2,496          1,784
                                                                     -----------    -----------    -----------    -----------

        Total deductions                                                  41,009        210,497        635,833        568,965
                                                                     -----------    -----------    -----------    -----------

Net increase (decrease) prior to interfund transfers                    (214,978)       (42,979)      (103,833)      (212,255)
Interfund transfers                                                       (4,782)        (2,109)        19,475         91,652
                                                                     -----------    -----------    -----------    -----------

      Net increase (decrease)                                           (219,760)       (45,088)       (84,358)      (120,603)

Net assets available for benefits:
    Beginning of year                                                    540,424        711,651      1,630,954      1,216,418
                                                                     -----------    -----------    -----------    -----------

    End of year                                                      $   320,664    $   666,563    $ 1,546,596    $ 1,095,815
                                                                     -----------    -----------    -----------    -----------


                                                                                   PRINCIPAL
                                                                                   FINANCIAL
                                                                                     GROUP
                                                                    AMERICAN NEW      FIXED
                                                                    PERSPECTIVE   INTEREST PLUS      PARTICIPANT
                                                                       FUND           FUND             LOANS             TOTAL
                                                                    -----------------------------------------------------------

Assets
Additions to net assets attributed to:
    Investment income
      Net appreciation (depreciation) in fair value of investments   $   239,798    $      (340)   $        --   $   507,876
      Interest and dividends income                                       22,091         79,376          2,409       191,601
                                                                     -----------    -----------    -----------   -----------
                                                                         261,889         79,036          2,409       699,477
                                                                     -----------    -----------    -----------   -----------

    Contributions:

      Participants'                                                      115,351        188,243             --       694,421
      Employer's                                                          33,797         44,873             --       213,959
                                                                     -----------    -----------    -----------   -----------
                                                                         149,148        233,116             --       908,380
                                                                     -----------    -----------    -----------   -----------

        Total additions                                                  411,037        312,152          2,409     1,607,857
                                                                     -----------    -----------    -----------   -----------

Deductions
Deductions from net assets attributable to:
    Benefits paid to participants                                        322,150        500,151             --     2,272,799
    Administrative expenses                                                1,616          1,759             --         9,181
                                                                     -----------    -----------    -----------   -----------

        Total deductions                                                 323,766        501,910             --     2,281,980
                                                                     -----------    -----------    -----------   -----------

Net increase (decrease) prior to interfund transfers                      87,271       (189,758)         2,409      (674,123)
Interfund transfers                                                      (79,973)       (62,125)        37,862            --
                                                                     -----------    -----------    -----------   -----------

      Net increase (decrease)                                              7,298       (251,883)        40,271      (674,123)

Net assets available for benefits:
    Beginning of year                                                  1,055,862      1,237,192         35,740     6,428,241
                                                                     -----------    -----------    -----------   -----------

    End of year                                                      $ 1,063,160    $   985,309    $    76,011   $ 5,754,118
                                                                     ===========    ===========    ===========   ===========

   The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following description of the Outlook Group Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

         GENERAL
         The Plan is a defined contribution plan covering substantially all employees of Outlook Group Corp. (the "Company") who have completed one year (1,000 hours) of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS
         Each year, participants may make voluntary contributions up to 15 percent of annual compensation, as defined by the Plan, up to a maximum of $10,000 (adjusted annually). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 50 percent of the first 6 percent of a non-union participant's and Teamsters Union participant's compensation deferral for participants with five or more years of service. The Company contributes 40 percent of the first 6 percent of a non-union participant's compensation deferral for participants with less than five years of service. In addition, the Company may elect to make additional discretionary contributions.

         PARTICIPANT ACCOUNTS
         Each participant's account is credited with the participant's contribution and the Company's matching contribution and an allocation of plan earnings, forfeitures and discretionary contributions and charged with an allocation of administrative expenses. Allocations of plan earnings and administrative expenses are based upon account balances. Discretionary contributions and forfeitures are allocated among participants based on participant compensation for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         VESTING
         Participants are immediately vested in their contributions and the Company's matching contributions plus actual earnings thereon. Vesting in the Company's discretionary contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

         INVESTMENT OPTIONS
         Upon enrollment in the Plan, a participant may direct contributions in any of six investment options.

              OUTLOOK GROUP CORP. COMMON STOCK FUND: Funds are invested in Outlook Group Corp. common stock.

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


              AMERICAN BALANCED INCOME FUND: Funds are invested in a mutual fund that seeks conservation and long-term growth of capital through a broadly diversified portfolio of common stocks, preferred stocks, corporate bonds and U.S. Government securities. The fund will maintain at least 25% of total assets in investment grade securities.

              AMERICAN INVESTMENT COMPANY OF AMERICA FUND: Funds are invested in a mutual fund which seeks long-term growth of capital and income. The fund primarily invests in common stocks, however, assets may also be held in securities convertible into common stock, straight debt securities, cash or cash equivalents, U.S. Government securities or non-convertible preferred stock.

              AMERICAN WASHINGTON FUND: Funds are invested in a mutual fund that seeks to produce income and to provide an opportunity for growth of principal through a portfolio of equity securities that meet the fund's strict eligibility standards.

              AMERICAN NEW PERSPECTIVE FUND: Funds are invested in a mutual fund with a primary investment objective of long-term growth of capital with a secondary objective of future income. The fund's assets are invested on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships.

              PRINCIPAL FINANCIAL GROUP FIXED INTEREST PLUS FUND: Funds are invested in The General Account of The Principal Mutual Life Insurance Company which guarantees participants a rate of return determined yearly. This fund invests primarily in private placement loans and commercial and residential mortgages.

         Participants may change their investment options on a quarterly basis.

         PARTICIPANT LOANS
         Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to
         (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent at the time the note is drafted. Interest rates range from 7.65 percent to 9.5 percent. Principal and interest is paid ratably through regular payroll deductions.

         PAYMENT OF BENEFITS
         On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a period not to exceed 10 years. The vested account balances of inactive participants was approximately $1,297,319 and $1,244,664 at December 31, 1998 and 1997, respectively.

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         ACCOUNTING METHOD
         The accounts of the Plan are maintained on an accrual basis.

         USE OF ESTIMATES
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         INVESTMENT VALUATION
         Investments, except for the Principal Financial Group Fixed Interest Plus Fund, are stated at market value based on the quoted asset values on the last business day of the plan year. The Principal Financial Group Fixed Interest Plus Fund investments are valued at contract value which approximates fair value, as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

         The interest rate for the Principal Financial Group Fixed Interest Plus Fund is redetermined annually based on the provisions of the investment contract. The crediting interest rate was 6.8% and 6.65% at December 31, 1998 and 1997, respectively. The average yield was 7.8% for the year ended December 31, 1998.

         INCOME RECOGNITION
         Since a portion of the Plan's assets are reported at market value in the financial statements, the statement of changes in net assets available for benefits reflects both realized gains and losses and unrealized appreciation and depreciation of plan assets. Dividend and interest income are recognized when earned.

         PAYMENTS OF BENEFITS
         Benefits are recorded when paid.

         ADMINISTRATIVE EXPENSES
         Investment expenses are paid by the Plan. All other administrative expenses are paid by the Company.


3.       TAX STATUS
         The Internal Revenue Service has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

4.       PLAN TERMINATION
         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN
FORM 5500, ITEM 27(a), SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------


              IDENTITY OF ISSUE, BORROWER,                                                                CURRENT
                LESSOR OR SIMILAR PARTY                DESCRIPTION OF INVESTMENT          COST             VALUE
     ---------------------------------------      --------------------------------     --------------  ---------------

     Outlook Group Corp.                            Common stock
         Common Stock Fund*                         (70,972 shares)                        $ 169,152        $ 301,631

     American Balanced Income Fund                  Mutual Fund
                                                    (41,524 shares)                          636,342          654,422

     American Investment Company                    Mutual Fund
         of America Fund                            (48,574 shares)                        1,316,243        1,509,202

     American Washington Fund                       Mutual Fund
                                                    (32,694 shares)                          929,213        1,075,984

     American New Perspective Fund                  Mutual Fund
                                                    (44,053 shares)                          867,270        1,011,023

     Principal Financial Group Fixed                Group Annuity Contract
         Interest Plus Fund                         (961,902 shares)                         962,382          962,382

     Goldman Sachs Financial                        Cash and cash equivalents
         Treasury Obligation Fund                                                             24,843           24,843

     Participant Loans                              Various maturities from 1
                                                    to 10 years.  Interest rates
                                                    range from 7.65% to 9.50%               -                  76,011


* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) of ERISA.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
FORM 5500, ITEM 27(d), SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                                                     EXPENSE
                                                                                                    INCURRED
                            IDENTITY OF PARTY INVOLVED /           PURCHASE          SELLING          WITH           COST OF
                                DESCRIPTION OF ASSET                 PRICE            PRICE         TRANSACTION       ASSET
                        --------------------------------------  ----------------  ---------------  ------------------------------

517     Sales            Goldman Sachs Financial                      $       -      $ 4,509,550       $     -      $  4,509,550
                            Treasury Obligation Fund

700     Purchases        Goldman Sachs Financial                      4,504,303                -             -         4,504,303
                            Treasury Obligation Fund

26      Sales            American Balanced Income Fund                        -          343,676             -           331,316

88      Purchases        American Balanced Income Fund                  348,784                -             -           348,784

31      Sales            American Investment Company
                           of America Fund                                    -          999,365             -           885,112

94      Purchases        American Investment Company
                           of America Fund                              914,303                -             -           914,303

26      Sales            American New Perspective
                            Fund                                              -          721,379             -           650,603

95      Purchases        American New Perspective
                            Fund                                        595,899                -             -           595,899

29      Sales            American Washington Fund                             -          874,987             -           729,326

88      Purchases        American Washington Fund                       667,044                -             -           667,044

16      Sales            Principal Financial Group                            -          525,662             -           525,662
                            Fixed Interest Plus Fund

52      Purchases        Principal Financial Group                      300,689                -             -           300,689
                            Fixed Interest Plus Fund

13      Sales            Outlook Group Corp.                                  -           60,349             -            28,916
                             Common Stock Fund
29      Purchases        Outlook Group Corp.                             52,092                -             -            52,092
                             Common Stock Fund

                                                                       CURRENT VALUE
                                                                        OF ASSET ON
                            IDENTITY OF PARTY INVOLVED /                TRANSACTION         NET
                                DESCRIPTION OF ASSET                       DATE            GAIN
                        ----------------------------------             ---------------  ------------

517     Sales            Goldman Sachs Financial                        $  4,509,550       $     -
                            Treasury Obligation Fund

700     Purchases        Goldman Sachs Financial                           4,504,303             -
                            Treasury Obligation Fund

26      Sales            American Balanced Income Fund                       343,676        12,360

88      Purchases        American Balanced Income Fund                       348,784             -

31      Sales            American Investment Company
                           of America Fund                                   999,365       114,253

94      Purchases        American Investment Company
                           of America Fund                                   914,303             -

26      Sales            American New Perspective
                            Fund                                             721,379        70,776

95      Purchases        American New Perspective
                            Fund                                             595,899             -

29      Sales            American Washington Fund                            874,987       145,661

88      Purchases        American Washington Fund                            667,044             -

16      Sales            Principal Financial Group                           525,662             -
                            Fixed Interest Plus Fund

52      Purchases        Principal Financial Group                           300,689             -
                            Fixed Interest Plus Fund

13      Sales            Outlook Group Corp.                                  60,349        31,433
                             Common Stock Fund
29      Purchases        Outlook Group Corp.                                  52,092             -
                             Common Stock Fund

                                                                       EXHIBIT A


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-44491) of Outlook Group Corp. of our report dated April 2, 1999 appearing on page 1 of the Financial Statements and Report of the Outlook Group Corp. 401(k) Savings Plan included in this Annual Report on Form 11-K.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 24, 1999

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       OUTLOOK GROUP CORP.
                                       401(K) SAVINGS PLAN


Date:  June 28, 1999                  /s/ Paul M. Drewek
                                      ------------------------------------
                                      Paul M. Drewek,
                                      401(k) Savings Plan Advisory Committee
                                      Member, and as Chief Financial Officer of
                                      Outlook Group Corp., the Plan's
                                      administrator